Exhibit (a)(1)(f)

FORM OF REMINDER E-MAILS OR LETTERS TO ELIGIBLE EMPLOYEES

Form of Reminder E-Mail or Letter to Eligible Employees

As outlined in the memorandum, dated April 20, 2007, from CEC Legal Department to CEC Employees Holding Stock Options (sometimes referred to as the “409A Options Memo”) and in the disclosure documents that were subsequently delivered to you and filed with the SEC, including the Offer to Amend, recently enacted Internal Revenue Code Section 409A imposes certain adverse tax consequences (including income tax at vesting, an additional 20% tax and interest charges) on stock options that were granted at a discount from fair market value (“discount options”) and which vest after December 31, 2004.

CEC Entertainment has determined that certain of your stock options may be affected by Section 409A because they were granted at a discount from fair market value. CEC Entertainment has offered you the opportunity to avoid the adverse tax consequences of Section 409A by amending certain Eligible Options and making certain cash payments. Note that you must act on or before 12:00 midnight Eastern time, on July 5, 2007 and accept the Offer to avoid the adverse tax consequences of Section 409A. All of the details of CEC Entertainment’s Offer to you are included in the Offer to Amend. For more information on how to participate in the Offer you may contact:

Thomas W. Oliver

CEC Entertainment, Inc.

4441 West Airport Freeway, Irving, Texas 75062

Phone: (972) 258-5499